EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the previously filed Registration Statement No. 333-82718 of Entravision Communications Corporation on Form S-8 of our report dated March 29, 2006, relating to our audit of the statement of net assets available for benefits of the Entravision Communications Corporation 2001 Employee Stock Purchase Plan as of December 31, 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004 which appears in this Annual Report on Form 11-K of Entravision Communications Corporation 2001 Employee Stock Purchase Plan for the year ended December 31, 2006.

/s/ McGladrey & Pullen, LLP

Pasadena, California
March 28, 2007